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June 24, 2014

Mr. John Dana Brown

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	El Pollo Loco Holdings, Inc.

Amendment No. 1 to

Draft Registration Statement on Form S-1

Submitted June 6, 2014

CIK No. 0001606366

Dear Mr. Brown:

On behalf of El Pollo Loco Holdings, Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”), a complete copy of the above-captioned Registration Statement on Form S-1 of the Company (the “Registration Statement”), which was initially submitted to the Commission on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on December 27, 2013, as amended (the “Draft Submission”).

This amendment reflects certain revisions to the Draft Submission in response to the comment letter to Mr. Stephen J. Sather, the Chief Executive Officer of the Company, dated June 19, 2014, from the staff of the Commission (the “Staff”). In addition, this amendment updates certain of the disclosures contained in the Draft Submission. The numbered paragraphs below set forth the Staff’s comments together with our responses. All page references in the responses refer to page numbers in the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Mr. John Dana Brown

Securities and Exchange Commission

June 24, 2014

General

1.	We note your response to our prior comment 1 and the artwork you included. Please revise to remove marketing language intended for your customers rather than investors. In this regard please remove the phrase “some may call the lengths we go to crazy.”

Response:

The Company has removed the quoted language and has included revised artwork in the Registration Statement.

2.	We note your response to our prior comment 3. Based on your response to us and your disclosure, it appears that your food and cooking process is “Mexican-inspired” rather than “authentic.” Please revise accordingly. We note, for example, that after the first El Pollo Loco was opened in the United States you incorporated additional ingredients into the cooking. We also note several references to your cooking as being “Mexican-inspired.”

Response:

The Company has replaced references to “authentic” accordingly.

3.	We note your response to our prior comment 3. Please revise your prospectus to remove marketing language that is not objectively substantiable such as your descriptive statements regarding “compelling value proposition” (pages 1 and 62), “theater of [y]our fresh chicken” (page 70), “great food” and “great service” (pages 4 and 64), “attractive” economics, average restaurant unit volumes, and cash-on-cash returns (pages 4, 5, 64, 65, and 67), “passion for [y]our concept” (pages 4 and 64), “passionate leadership” (pages 4 and 64), and “passion for high-quality food” (page 70).

Response:

In response to the Staff’s comment, the Company has:

(i)	replaced “compelling value proposition” with “affordable prices,”

(ii)	replaced “theater” with “cooking,”

(iii)	deleted the sentence referring to “great food” and “great service,”

(iv)	replaced “attractive” with “strong,”

(v)	deleted the sentence referring to “passion for our concept,”

(vi)	removed the phrase “and Passionate” in “Experienced and Passionate Leadership,” and

(vii)	changed the phrase “share our passion for high-quality food” to “share our commitment to high-quality food.”

Mr. John Dana Brown

Securities and Exchange Commission

June 24, 2014

4.	We note your response to our prior comment 4. Please remove the reference to your food being “higher quality” on page 1 and elsewhere and “innovative” on page 5 and elsewhere. In the alternative, in each case please revise to state what you mean by the statement and provide us objective substantiation as necessary.

Response:

The Company has removed references to “higher quality,” and has replaced the phrase “to be innovative with our menu” with “to adapt our menu.”

5.	We note your response to our prior comment 4. Please revise the first paragraph under “Our Company” on page 1 to clarify what you mean by “fresh” chicken. For example, is your chicken never frozen?

Response:

The Company has removed references to “fresh” chicken accordingly.

6.	We note your response to our prior comment 12. Please provide us with a basis for your stated belief that you have a competitive advantage relative to your competitors.

Response:

The Company has removed the phrase “creates a distinct competitive advantage that.”

7.	Please provide a currently dated consent of the independent registered public accounting firm upon the public filing of your Form S-1 registration statement.

Response:

A currently dated consent from the Company’s independent accountant is attached to the Registration Statement as an exhibit.

Mr. John Dana Brown

Securities and Exchange Commission

June 24, 2014

Prospectus Summary, page 1

Our Company, page 1

It All Starts with Our Chicken, page 1

8.	Please provide us an objective basis, such as consumer surveys, for your claim on page 1 that you offer “the quality of food typical of fast casual restaurants” or revise to state this as your belief.

Response:

The Company has revised this language accordingly to state it as a belief.

9.	We note your response to our prior comment 11. It appears that the context in which you disclose system-wide sales on page 1 provides inappropriate prominence to the measure. If you wish to disclose your system-wide sales please revise to disclose your revenues prior to the disclosure of your system-wide sales.

Response:

The Company has revised this language accordingly to disclose first Company-operated restaurant revenue and then system-wide sales.

10.	We note your response to our prior comment 13 and the supplemental source you provided. Please revise your disclosure to explain with greater specificity how your definition of “QSR+” differs from the “QSR” and “fast casual” dining segments of the restaurant industry. Given that this is not a widely accepted industry term it is important that you define it clearly.

Response:

In response to the Staff’s comment, the Company has revised its discussion in the “Basis of Presentation” section on romanette page iii. The Company provides Technomic’s definitions of “QSR” and “fast casual,” and explains how the Company defines “QSR+” as distinct from but incorporating aspects of each of these.

Our Competitive Strengths, page 3

Authentic, Fresh-Made “Crazy You Can Taste,” page 3

11.	We note your response to our prior comment 17. Please revise this section to further explain what you mean by “prepared from scratch.” We note, for example, that you hand-chop your vegetables daily. Please also describe other aspects of your cooking so as to further explain what you mean by “prepared from scratch.”

Response:

In response to the Staff’s comment, the Company has revised its disclosures to explain what it means by saying that its menu items are “made from scratch,” and to describe additional aspects of its cooking that accord with this description.

Mr. John Dana Brown

Securities and Exchange Commission

June 24, 2014

Developing Industry-Leading AUVs, page 4

12.	We note your response to our prior comment 18. Please delete the statements that you have “Industry-Leading AUVs” and that your restaurant operating results “are among the highest in the QSR and fast-casual industry segments” or revise to make statements that are consistent with what you are able to substantiate to us.

Response:

In response to the Staff’s comment, the Company has replaced “Industry-Leading” with “High” and “among the highest in” with “competitive with other leading concepts in both.” For support for these statements, the Company directs the Staff to its supplemental materials previously furnished responding to the Staff’s prior comment 18, i.e., Tab 9 regarding AUVs and Tabs 10 and 11 regarding restaurant operating results, specifically, prime costs and restaurant contribution margins.

Our Sponsors, page 7

13.	We note your response to our prior comment 24. Please revise to briefly discuss the conflicts of interest related to your equity sponsors in this section.

Response:

In response to the Staff’s comment, the Company has added a disclosure to this section relating to potential conflicts of interest between the Company and its sponsors.

Quarterly Financial Data, page 52

14.	We note significant fluctuations in net income (loss) from quarter to quarter in the two year period. In this regard, please provide footnote disclosure describing the effect of any extraordinary, unusual or infrequently occurring items recognized in each full quarter to assist a reader with understanding the reasons for the fluctuations. Refer to Item
302(A)(3) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has added footnotes describing the effects of extraordinary, unusual or infrequent events that caused quarterly results to fluctuate.

Mr. John Dana Brown

Securities and Exchange Commission

June 24, 2014

Business, page 62

Our Growth Strategy, page 65

This Bird is “En Fuego,” page 65

Expand our Restaurant Base, page 65

15.	We note your response to our prior comment 36. Please revise to disclose the weekly AUVs and annualized cash-on-cash returns for new company-operated restaurants as measured for the most recently completed fiscal year or tell us why this is not appropriate.

Response:

In response to the Staff’s comment, the Company has revised this disclosure to include weekly AUVs and annualized cash-on-cash returns for new company-operated restaurants in fiscal 2013.

Executive Compensation, page 79

Elements of Compensation, page 80

Equity Grants, page 80

16.	Based upon the supplemental information provided in response to prior comment number 43, it appears certain stock options granted prior to December 26, 2012 have been reflected in the table on page 55 as stock option grants since December 26, 2012. Please advise or revise to your table accordingly.

Response:

In response to the Staff’s comment, the Company has revised and is resubmitting the table supplementally furnished.

17.	In addition, the exercise price for the same option awards granted on July 29, 2013 differ in the schedules included in the supplemental information for page 55 and 75. Please advise or revise to correct the discrepancy in the filing accordingly.

Response:

In response to the Staff’s comment, the Company has revised and is resubmitting the table supplementally furnished.

Mr. John Dana Brown

Securities and Exchange Commission

June 24, 2014

Certain Relationships and Related Party Transactions, page 83

Monitoring and Management Services Agreement, page 84

18.	Your response to our prior comments 44 and 45 indicates that Trimaran and Freeman Spogli have represented to you that they will waive their rights to collect a termination fee. In this regard, tell us whether you have obtained a legal waiver from Trimaran and Freeman Spogli to forgo collection of the termination fee. If you continue to be legally subject to payment of the termination fee you should present a pro forma balance sheet reflecting the distribution accrual, alongside the historical balance and pro forma per share data giving effect to the number of shares whose proceeds would be necessary to pay the dividend.

Response:

The Company respectfully advises the Staff that Trimaran and Freeman Spogli have signed a legal waiver forgoing and disclaiming the fee.

Unaudited Condensed Consolidated Financial Statements, page F-34

Notes to Condensed Consolidated Financial Statements (Unaudited), page F-39

8. Net Income (Loss) Per Share, page F-44

19.	Please revise your footnote to include a reconciliation of the shares used in the denominator of basic and diluted per-share computation for each period presented.

Response:

In response to the Staff’s comment, the Company has added a table to the notes to its unaudited financials reconciling basic and diluted share counts for the relevant periods.

Mr. John Dana Brown

Securities and Exchange Commission

June 24, 2014

* * *

In addition, the Company hereby acknowledges that:

•	Declaration of the effectiveness of the Registration Statement by the Commission or the Staff pursuant to delegated authority would not foreclose the Commission from taking any action with respect thereto.

•	Declaration of the effectiveness of the Registration Statement would not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures therein.

•	The Company may not assert Staff comments and any such declaration of effectiveness as a defense in any proceeding initiated by the Commission or by any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (212) 735-4112 with any questions or comments regarding this letter.

Sincerely,

/s/ Richard B. Aftanas
Richard B. Aftanas

cc:	Laurance Roberts, Chief Financial Officer, El Pollo Loco Holdings, Inc.

Marc D. Jaffee, Latham & Watkins LLP

Ian D. Schuman, Latham & Watkins LLP